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                    Filed by Genzyme Corporation (Commission File No. 000-14680)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

  Subject Companies: Biomatrix, Inc. (Commission File No. 001-14221) and Genzyme
             Corporation's Surgical Products Division and Tissue Repair Division

[The following is the text of additional and updated slides that comprise a portion of a slide show being presented in meetings with analysts, potential investors and others and which was previously filed pursuant to Rule 425 of the Securities Act with the Securities and Exchange Commission on March 13, 2000.]


SLIDE:

         CREATING A POWERFUL NEW BIOTECH COMPANY

         -    High value products, early in their life cycles

         - A high value pipeline resting on well-regarded scientific platforms

         -    Expertise and infrastructure to build a global business

         -    A unique and differentiating strategy



SLIDE:

         FORWARD-LOOKING STATEMENTS

         This presentation contains forward-looking statements.
         Actual results may differ materially.
         Risk factors described on Form 8-K filed on June 11, 1999

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SLIDE:

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS RELATING TO THE MERGER TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY GENZYME AND BIOMATRIX WITH THE COMMISSION MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE COMMISSION'S WEB SITE (WWW.SEC.GOV). THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM GENZYME OR BIOMATRIX, AS THE CASE MAY BE. REQUESTS TO GENZYME SHOULD MAY BE DIRECTED TO GENZYME CORPORATION, ONE KENDALL SQUARE, BUILDING 1400, CAMBRIDGE, MASSACHUSETTS 02139, ATTN: CORPORATE COMMUNICATIONS
(617) 252-7500, OR YOU CAN ACCESS DOCUMENTS ON ITS WEBSITE (WWW.GENZYME.COM). REQUESTS TO BIOMATRIX SHOULD BE DIRECTED TO BIOMATRIX, INC., 65 RAILROAD AVENUE, RIDGEFIELD, NEW JERSEY 07657, ATTN: INVESTOR RELATIONS (201) 945-9550 OR YOU CAN ACCESS DOCUMENTS ON ITS WEBSITE (WWW.BIOMATRIX.COM).


SLIDE:

         OVERVIEW

         -    Strategic vision

         -    Transaction structure

         -    Creating a new form of biotech company


SLIDE:

         ELEMENTS OF STRATEGY

         -    Create a real business

         -    Leader in selected high growth markets

         - Substantial investment in product development in targeted diseases

         -    Diversity risk

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SLIDE:

         CREATING A REAL BUSINESS

         -    1,300 employees worldwide

         -    6 manufacturing plants

         - Access to Genzyme Corporation's 450 scientists and 180 clinical and regulatory staff

         - Established US and European sales forces in orthopedics and cardiothoracic surgery

         -    Product sales capabilities in GREATER THAN 70 countries


SLIDE:

         LEADER IN HIGH GROWTH MARKETS

         -    Orthopedic Surgery

         -    Cardiothoracic Surgery


SLIDE:

         GENZYME BIOSURGERY

         -    Proposed ticker (NASD:GZBX)

         -    35 Million shares outstanding

         -    Biomatrix Shareholders

                -    $245M + / - cash

                -    47% of GZBX (Exchange 1 for 1)

         -    Genzyme Tissue Repair shareholders

                -    27% of GZBX (Exchange 0.3352)

         -    Genzyme Surgical Products shareholders

                -    26% of GZBX (Exchange 0.6060)

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SLIDE:

ATTACKING JOINT DISEASE THROUGH...

         BIOTHERAPEUTICS [ with an arrow pointing to ] BIOMATERIALS

         -     Cell Therapy                       -      Synvics(R)

         -     Gene Therapy                       -      Sepra(R) Products

         -     Protein Therapy                    -      Other

         -     Drug Discovery


SLIDE:

CONTINUED LONG-TERM IMPROVEMENT

         -    Cartilage Repair Registry

         -    Chronicles progress of patients treated

         -    85% patient improvement 4 years post-op

         - Represents the strongest supporting data collected on cartilage repair treatment to date


SLIDE:

SYNVISC(R)


         REPLACING OSTEOARTHRITIC SYNOVIAL FLUID

[Picture showing packaging of Synvisc(R) Hylan G-F 20.]

         -    3 intra-articular injections

         -    Provides long term relief for osteoarthritic knee pain

         - Recommended for those who have failed simple analgesics and physical therapy

         -    Marketed by 5 major pharmaceutical companies worldwide


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SLIDE:

         HIGH GROWTH EARLY LIFE CYCLE PRODUCTS

         -    Bio-orthopedic

               -    Synvisc(R)

               -    Carticel(R)

         -    Cardiothoracic

               -    Beating heart CABG instruments

               -    FocalSeal(R) -L*

         -    Adhesion prevention

               -    Seprafilm(TM)

               -    Sepramesh(TM)

               -    Hylasine(R)

*Pending FDA approval


SLIDE:

        GENZYME BIOSURGERY
        A LEADER IN ADHESION PREVENTION

Step 1: Establish Sepra Film(R) as standard of care in colorectal surgery Step 2: Expand Sepra(R) family

New Formulations                             New Anti-Adhesion
                                               Applications

         -  Sepra Film(R)                    -  Hernia Repair

         -  Sepragel(R)                      -  Cardiovascular surgery

         -  Sepramesh(TM)                    -  Sinus Surgery

         -  Sepra Coat(R)                    -  Laparoscopic surgery

         -  Hylasine(R)                      -  Orthopedics

                                             -  Hylagel(R) Nuro

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                                      * * *

This filing contains forward-looking statements, including statements regarding the consummation of the transactions, the creation of a newly publicly traded stock, the impact of the transactions on Genzyme Corp.'s, Genzyme Tissue Repair's, Genzyme Surgical Products' and Biomatrix's respective earnings and financial positions, the future growth and success of Genzyme Biosurgery, Genzyme Biosurgery's impact on Genzyme Corp.'s involvement in the bio-orthopedic and cardiothoracic markets, the potential market introduction of new orthopedic and cardiothoracic surgery products, surgical devices and biomaterials, expected revenues based on new products, the sufficiency of the cash and other resources of Genzyme Biosurgery, the tax-free nature of the transaction and the expected allocation of Genzyme Biosurgery common stock. Actual results may differ materially from those indicated depending on many factors including conditions in the financial markets relevant to the proposed transaction, the likelihood of regulatory and other approvals of the transactions, the operational integration associated with the transaction and other risks generally associated with such transactions, the accuracy of information about the biosurgery market, the competitive environment for the biosurgery market, market acceptance of Genzyme Biosurgery's products and services, delays in the production or development of Genzyme Biosurgery's products, the enrollment rate for clinical trials, the ability of Genzyme Biosurgery and/or its partners to manufacture sufficient quantities of products for clinical trials, the ability to successfully complete preclinical and clinical development of products, the actual safety and efficacy of products, the timing and content of submissions to and decisions by the FDA and other regulatory authorities, the continued funding of collaborations and programs by Genzyme Corp., Genzyme Biosurgery and/or their partners and the ability of Genzyme Biosurgery and/or its partners to successfully commercialize products.